Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

DISCLOSEABLE TRANSACTION

DISPOSAL OF 60% EQUITY INTEREST IN BEIJING PIPELINE AND

75% EQUITY INTEREST IN DALIAN LNG BY KUNLUN ENERGY, A

NON-WHOLLY OWNED SUBSIDIARY OF THE COMPANY

INTRODUCTION

We refer to (i) the announcements of the Company dated 23 July 2020, 28 September 2020 and 30 September 2020, and (ii) the circular of the Company dated 12 August 2020, in relation to the disposal and external investment concerning the pipeline business and assets to PipeChina by the Group. We also refer to the announcements of Kunlun Energy, a non-wholly-owned subsidiary of the Company, dated 10 December 2019 and 23 July 2020, in relation to the potential disposal of certain pipeline assets to PipeChina by Kunlun Energy.

The Board announces that, on 22 December 2020, Kunlun Energy and PipeChina entered into the Equity Transfer Agreement, pursuant to which Kunlun Energy has conditionally agreed to sell and PipeChina has conditionally agreed to purchase the Target Shares at a base consideration of approximately RMB40,886 million (subject to the adjustments according to the price adjustment mechanism as set out in the Equity Transfer Agreement), which all will be settled in cash by PipeChina. Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in the Target Companies.

LISTING RULES IMPLICATIONS

As the highest of the applicable percentage ratio under the Listing Rules in respect of the Previous Disposal is more than 25% but less than 75%, such transactions constitute a major transaction of the Company. The Company has complied with the major transaction requirements under the Listing Rules in respect of the Previous Disposal.

As the Previous Disposal and the Transaction were entered into between the Group and PipeChina within a 12-month period, pursuant to Rule 14.22 of the Listing Rules, these transactions shall be aggregated. As the highest of the applicable percentage ratios under the Listing Rules for the aggregated transaction amounts in respect of the Previous Disposal and the Transaction is more than 25% but less than 75%, such transactions do not constitute a very substantial disposal of the Company and therefore the Company is not required to reclassify the Transaction by aggregating it with the Previous Disposal.

As the highest applicable percentage ratios in respect of the Transaction is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company and is accordingly subject to the reporting and announcement requirements but exempt from the Shareholders’ approval under Chapter 14 of the Listing Rules.

Two directors of PipeChina, despatched by the Company, currently serve as the Director and senior management of the Company, respectively, and one of them has served as the senior management of CNPC, the Company’s controlling Shareholder. According to the Shanghai Stock Exchange Listing Rules, PipeChina is a related legal person of the Company. As a result, the Transaction constitutes a related party transaction of the Company under the Shanghai Stock Exchange Listing Rules. Besides, as Mr. Huang Yongzhang is a related Director as defined under the Shanghai Stock Exchange Listing Rules, he is required to and did abstain from voting. None of the other Directors is required to abstain from voting. The Transaction does not constitute a material asset reorganization of the Company.

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as disclosed above. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the shares, ADSs or other securities of the Company.

I. INTRODUCTION

We refer to (i) the announcements of the Company dated 23 July 2020, 28 September 2020 and 30 September 2020, and (ii) the circular of the Company dated 12 August 2020, in relation to the disposal and external investment concerning the pipeline business and assets to PipeChina by the Group. We also refer to the announcements of Kunlun Energy, a non-wholly-owned subsidiary of the Company, dated 10 December 2019 and 23 July 2020, in relation to the potential disposal of certain pipeline assets to PipeChina by Kunlun Energy.

The Board announces that, on 22 December 2020, Kunlun Energy and PipeChina entered into the Equity Transfer Agreement, pursuant to which Kunlun Energy has conditionally agreed to sell and PipeChina has conditionally agreed to purchase the Target Shares at a base consideration of approximately RMB40,886 million (subject to the adjustments according to the price adjustment mechanism as set out in the Equity Transfer Agreement), which all will be settled in cash by PipeChina. Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in the Target Companies.

II. EQUITY TRANSFER AGREEMENT

The principal terms of the Equity Transfer Agreement are set out below:

Date

22 December 2020

Parties

(1)	the transferor: Kunlun Energy

(2)	the transferee: PipeChina

Assets to be Disposed of

Kunlun Energy has conditionally agreed to sell and PipeChina has conditionally agreed to purchase the Target Shares (i.e. 60% equity interest in Beijing Pipeline and 75% equity interest in Dalian LNG) under the terms and conditions as set out in the Equity Transfer Agreement.

Consideration and Payment

The consideration of the Transaction was based on the appraised value of the Target Shares (which is approximately RMB40,886 million), and shall be determined with reference to the profit and loss of the Target Companies during the Transition Period and the subsequent adjustment items as agreed under the Equity Transfer Agreement.

The consideration of the Transaction shall be settled by PipeChina in cash and be paid to Kunlun Energy in two installments:

(1)

The first installment: within 20 days after the Closing Date, PipeChina shall pay to Kunlun Energy in the amount equal to 85% of the appraised value of the Target Shares, together with the interest thereof as calculated at the benchmark interest rate for RMB demand deposits for financial institutions for the period from the next day following the Closing Date (inclusive) to the date on which the payment is credited.

(2)

The second installment: within 15 Business Days after the completion of the Closing Audit, PipeChina shall pay to Kunlun Energy the remaining part of the consideration of the Transaction (that is, the final consideration of the Transaction less the first installment), together with the interest thereof as calculated at the benchmark interest rate for RMB demand deposits for financial institutions for the period from the next day following the Closing Date (inclusive) to the date on which the payment is credited.

For reasons relating to government approvals which may cause PipeChina to fail to make the payment within the periods described above, the payment terms shall be extended accordingly provided that the extension shall not exceed five Business Days.

Profit and Loss during the Transition Period and Subsequent Adjustment Items

For the purpose of ascertaining the profit and loss corresponding to the Target Shares during the Transition Period and the subsequent adjustment items, Kunlun Energy and PipeChina shall engage an accounting firm which is approved by both parties and possesses qualifications for securities and futures businesses to conduct the Closing Audit within 60 days after the Closing Date.

Meanwhile, pursuant to the Equity Transfer Agreement and as agreed between Kunlun Energy and PipeChina, all profit or loss corresponding to the Target Shares during the Transition Period shall be enjoyed or borne by Kunlun Energy. As such, any increase or decrease in the net assets of the Target Companies during the Transition Period will be shared or compensated by Kunlun Energy according to its shareholding percentage and PipeChina will increase or reduce the base consideration of the Transaction by the amount equivalent to such increment or decrease. The majority of the profit and loss during the Transition Period will be distributed in the form of dividends of the Target Companies. According to the Equity Transfer Agreement, the distributable profit of the Target Shares in connection with the dividends declared during the Transition Period shall not be included in the consideration of the Transaction.

Conditions Precedent to Closing

The Closing is subject to the fulfilment of the following conditions precedent:

(1)

the representations, undertakings and warranties made by Kunlun Energy and PipeChina on the execution date of the Equity Transfer Agreement being true, accurate and complete and not misleading, fabricated or omissive in all material aspects as of the Closing Date;

(2)

Kunlun Energy having approved the transactions contemplated under the Equity Transfer Agreement in accordance with its constitutional documents and regulatory requirements of the relevant regulatory bodies (such as the Stock Exchange);

(3)	PipeChina having approved the transactions contemplated under the Equity Transfer Agreement in accordance with its constitutional documents;

(4)	the Target Companies having approved the transactions contemplated under the Equity Transfer Agreement respectively in accordance with their respective constitutional documents;

(5)	other shareholders of the Target Companies having waived in writing their first refusal right in respect of the Target Shares;

(6)

a declaration of concentration of business operators in respect of the transactions contemplated under the Equity Transfer Agreement having been filed and approved or no further examination thereon will be required after such filing;

(7)	the Asset Valuation Reports on the Target Shares having been approved or filed in accordance with the PRC laws and regulations; and

(8)

all other approvals, permits, filings and registrations, which are required by all known applicable competent bodies having been obtained in respect of the transactions contemplated under the Equity Transfer Agreement.

Save for condition (1) above, the conditions precedent cannot be waived by any party or both parties.

If, due to reasons unrelated to either party, the aforementioned conditions precedent are not fully fulfilled and/or waived by 31 March 2021, Kunlun Energy and PipeChina shall separately discuss and agree on another closing date. If the parties fail to reach an agreement by 31 March 2022, either party shall have the right to unilaterally terminate the Equity Transfer Agreement in writing on the day following the aforementioned date without any liability.

Closing Arrangements

The corresponding rights, obligations, responsibilities and risks of the Target Shares shall be transferred from Kunlun Energy to PipeChina from 24:00 on the Closing Date.

Other Terms

PipeChina undertakes that, after the completion of the handover, the Target Companies shall remain in normal operations, and the standards of service it provides shall not be lower than the existing standards. After the handover of the Target Shares, PipeChina undertakes that it will not conduct any material adverse activities or nonfeasance which will affect Kunlun Energy’s continued normal use of the equipment and facilities of the Target Companies for its production and operation.

If Kunlun Energy fails to complete the change of registration for industry and commerce of the Target Companies within the agreed time in accordance with the requirements under the Equity Transfer Agreement, Kunlun Energy shall pay an overdue penalty amounting to 0.05% of the amount already paid by PipeChina to Kunlun Energy per day except where the delay is not attributed to Kunlun Energy but to (including but not limited to) the force majeure, PipeChina or any other third parties.

If PipeChina fails to pay the consideration of the Transaction in accordance with the Equity Transfer Agreement, PipeChina shall pay an overdue penalty amounting to 0.05% of the unpaid amount from PipeChina to Kunlun Energy per day except where the failure is not attributed to PipeChina but to (including but not limited to) the force majeure, Kunlun Energy or any other third parties.

The Equity Transfer Agreement shall be established after being signed and sealed by the legal representatives or authorized representatives of the parties, and shall take effect on the date from which the following conditions have been fulfilled:

(1)	the transactions contemplated under the Equity Transfer Agreement having been considered and approved at the general meeting of Kunlun Energy; and

(2)	the transactions contemplated under the Equity Transfer Agreement having been considered and approved by the competent internal authority of PipeChina.

III. INFORMATION ABOUT THE TARGET COMPANIES

Beijing Pipeline

Beijing Pipeline is a company established in the PRC with limited liability. As at the date of this announcement, Beijing Pipeline is held as to 60% and 40% by Kunlun Energy and Beijing Gas Group Company Limited* (北京市燃氣集團有限責任公司), respectively. Beijing Pipeline is a non-wholly owned subsidiary of Kunlun Energy. Beijing Pipeline is mainly responsible for the construction, operation and management of the Shaanxi-Gansu-Ningxia-Beijing Gas Transmission Pipeline Project* (陝甘寧至北京輸氣管道工程).

According to the Asset Valuation Report, based on the income approach, as at the Valuation Reference Date, the value of the entire equity interest in Beijing Pipeline was approximately RMB55,656 million.

Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in Beijing Pipeline. Accordingly, Beijing Pipeline will cease to be a subsidiary of Kunlun Energy, and will no longer be consolidated into the consolidated financial statements of the Group.

Dalian LNG

Dalian LNG is a company established in the PRC with limited liability. As at the date of this announcement, Dalian LNG is held as to 75%, 20% and 5% by Kunlun Energy, Dalian Port (PDA) Company Limited* (大連港股份有限公司) and Dalian Construction Investment Group Co., Ltd.* (大連市建設投資集團有限公司), respectively. Dalian LNG is a non-wholly owned subsidiary of Kunlun Energy. Dalian LNG is mainly responsible for the receiving and uploading of LNG purchased abroad in Dalian area and carries out gasification, transportation and loading of LNG according to dispatching instructions.

According to the Asset Valuation Report, based on the income approach, as at the Valuation Reference Date, the value of the entire equity interest in Dalian LNG was approximately RMB9,990 million.

Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in Dalian LNG. Accordingly, Dalian LNG will cease to be a subsidiary of Kunlun Energy, and will no longer be consolidated into the consolidated financial statements of the Group.

The Financial Information of the Target Companies

The following is extracted from the unaudited combined financial information of Beijing Pipeline and Dalian LNG:

In RMB million

	As at 31 December 2018	As at 31 December 2019	As at 30 September 2020
Total assets	45,486	47,111	45,247
Total liabilities	12,690	12,294	11,545
Net assets	32,796	34,817	33,702
Net assets attributable to the Company	11,774	11,647	11,266

	For the year ended 31 December 2018	For the year ended 31 December 2019	For the nine months ended 30 September 2020
Revenue	10,839	11,519	7,499
Profit before tax	5,751	6,471	4,244
Net profit after tax	4,307	4,860	3,192
Net profit attributable to the Company	1,566	1,644	1,076

IV. PROFIT FORECAST UNDER THE ASSET VALUATION REPORTS

According to the Asset Valuation Reports dated 26 October 2020 issued by the Valuer, in preparing the valuation of Beijing Pipeline and Dalian LNG, the Valuer applied the discounted cash flow method under the income approach and based on certain assumptions in the valuation to appraise the value of the Target Companies, which constitutes a profit forecast under Rule 14.61 of the Listing Rules and the requirements of Rule 14.60A and 14.62 of the Listing Rules are therefore applicable.

Main Assumptions

For the valuation of the market value of the entire equity interests in Beijing Pipeline and Dalian LNG, the Valuer has adopted the income approach and the following valuation assumptions:

General Assumptions

1. Transaction Assumption

The transaction assumption assumes that all assets to be appraised are already in the process of being transacted, and the Valuer simulates the market for appraisal according to the transaction conditions of the appraised assets. The transaction assumption is one of the most basic preconditional assumptions for the performance of an asset appraisal.

2. Open Market Assumption

The open market assumption assumes that, as for the subject assets transacted in the market, or the subject assets to be transacted in the market, both parties to the transaction have equal footings and have the opportunity and time to obtain sufficient market information, so as to make a rational judgment on the functions, use and transaction price of the subject assets. The open market assumption is based on the fact that the subject assets can be publicly traded in the market.

3. Going-concern Assumption

The going-concern assumption refers to such an assumption that, the subject assets will continue to be used as per its current purpose and the manner, scale, frequency and environment of use, or continue to be used on the basis of certain change therein, and the Valuer determines the method, parameters and basis for appraisal accordingly.

Special assumptions

1.

During the forecast period, there will be no significant changes in the external economic environment, national macro-economy and industrial policies, trade policies and tax policies, in which the main operating entities of the Target Companies are located.

2.

There will be no significant changes in the future social and economic environment where the Target Companies are located and the policies (such as tax policies and tax rates) that have been implemented where the Target Companies are located.

3.

There will be no major changes to the market environment and competitive relationship involved in/with the main business of the Target Companies and its subsidiaries since the Valuation Reference Date.

4.

The future operation and management team of the Target Companies will be diligent in their duties, maintain its core composition, continue to maintain the existing operation strategies and continue to operate the Target Companies. The Target Companies will maintain their business cooperation with their current suppliers and customers, and there will be no significant impact on the business development, cost control and other operating activities of the Target Companies.

5.

The future principal business, revenue and cost composition and operation strategies of the Target Companies will remain consistent with recent years without any significant changes. Profit or loss that may be realised or incurred as a result of the changes in the main business conditions, which may be caused by future changes in the management, operation strategies and business environment will not be considered.

6.

For future business operations, there will be no significant changes in the expenses incurred by the Target Companies as compared to current levels, and the Target Companies will maintain their recent trend for expenses.

7.

In view of the frequent changes or significant changes in a company’s monetary funds or the bank deposits in the course of operation, as for the financial expenses under the Asset Valuation Reports, the Valuer neither took into account the interest income generated by the deposits nor considered the uncertain gains or losses such as the exchange gains or losses.

8.

In view of the major uncertainties involved in the reconstruction, approval and related investment of the pipeline network assets after the expiration of service life, and the fact that income generated from pipeline transportation is directly related to the relevant assets, the valuation assumes that the main pipeline will no longer generate income after the expiration of the service terms.

9.	It is assumed that the basic information and financial information provided by Kunlun Energy and the Target Companies are true, accurate and complete.

Confirmation

The Reporting Accountants have been engaged to report on the calculations of the discounted cash flows used in the Asset Valuation Reports prepared by the Valuer. The Reporting Accountants have reported that so far as the calculations are concerned, the discounted cash flows have been properly compiled in all material aspects in accordance with the bases and assumptions as set out in the Asset Valuation Reports. The text of the report issued by the Reporting Accountants in relation to the calculations of the discounted cash flows is set out in Appendix I to this announcement for the purpose under Rule 14.62(2) of the Listing Rules.

The Financial Adviser has (i) discussed with the relevant Directors, the senior management of the Company and the Valuer regarding the bases and assumptions upon which the profit forecast regarding the Target Companies in the Asset Valuation Reports has been prepared; (ii) reviewed the profit forecast upon which the valuation of the Target Companies (for which the Directors are solely responsible) has been made; and (iii) considered the report from the Reporting Accountants. On the basis of the foregoing and subject to the assumptions and qualifications set out in the Financial Adviser Letter (as defined below), the Financial Adviser is satisfied that the profit forecast, regarding the Target Companies in the Asset Valuation Reports, for which the Directors are responsible, has been made after due and careful enquiries by the Directors. The relevant letter from the Financial Adviser is set out in Appendix II to this announcement in accordance with Rule 14.62(3) of the Listing Rules (the “Financial Adviser Letter”).

V. EXPERTS

The following are the qualifications of experts who have provided opinions and/or suggestions contained in this announcement:

Name	Qualification
KPMG	Certified Public Accountants
China Securities (International) Corporate Finance Company Limited	Registered institution under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO
China United Assets Appraisal Group Co., Ltd.	PRC public valuer

Each of the experts mentioned above has given and none of the experts has withdrawn its written consent to the issue of this announcement with the inclusion of its letters, reports and/or opinions and the references to its names included herein in the form and context in which it is included.

As at the date of this announcement, none of the experts nor their respective subsidiaries mentioned above held any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the date of this announcement, as far as the Directors are aware, none of the experts nor their respective subsidiaries mentioned above had, or had had, any direct or indirect interest in any material assets which have been since 31 December 2019 (being the date to which the latest published audited consolidated accounts of the Company were made up) acquired, or disposed of by, or leased to any member of the Group, or are proposed to be acquired, or disposed of by, or leased to any member of the Group.

VI. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is conducted primarily based on Kunlun Energy’s development strategies and commercial benefits.

Firstly, to highlight core business. As one of the largest city gas companies in the PRC, Kunlun Energy has long been committed to developing the natural gas end-user utilization business. In recent years, Kunlun Energy’s sales in natural gas end-user distribution has maintained a rapid growth. In light of the expected progress in domestic energy transformation and environmental protection measures, the domestic consumption of natural gas is expected to continue to rise during the “14th Five Year” period and more opportunities for development is expected to arise. Upon completion of the Transaction, Kunlun Energy will further focus on its natural gas end-user business, seize the opportunity for end-user market development and concentrate on the development of city gas and LNG utilization in transportation sectors, in order to continuously improve market scale and operational efficiency.

Secondly, to minimize uncertainties. It is expected that more pipeline gas resources will be added in the region and market competition will become more intense, as a result of which the future earnings generated from Kunlun Energy Group’s relevant pipeline assets is expected to become uncertain. Upon completion of the Transaction, the impact from the aforementioned uncertainties will be minimized. Meanwhile, Kunlun Energy Group’s business structure will be streamlined which is expected to enable the Kunlun Energy Group to realize reasonable market return.

Thirdly, to cultivate new profit drivers. The Transaction will increase the cash flows of Kunlun Energy. Kunlun Energy will be better positioned in the end-user market, based on which Kunlun Energy will accelerate the integration and development of new energy, cultivate Kunlun Energy’s new profit drivers and facilitate Kunlun Energy’s transformation and upgrading from a natural gas distributor to an integrated green energy supplier.

Accordingly, the Directors are of the view that the terms of the Equity Transfer Agreement and the Transaction are fair and reasonable and the Transaction was entered into on normal commercial terms and is in the interests of the Company and the Shareholders as a whole.

VII. FINANCIAL EFFECT OF THE TRANSACTION

As at 31 December 2019, based on the unaudited financial information, the carrying amount of net assets attributable to Kunlun Energy, the Company’s subsidiary, of the Target Shares was approximately RMB21,418 million, and the appraised value of the Target Shares was approximately RMB40,886 million, as a result of which the appreciation in appraised value of the Target Shares was approximately RMB19,468 million with an appreciation rate of approximately 91% and a price-to-book ratio of approximately 1.9x. The expected gains from the Transaction will base on the appreciation in appraised value of the Target Shares, being approximately RMB19,468 million (of which, the appreciation in appraised value attributable to the Company is RMB10,587 million), and will be determined with reference to factors such as the value of the Target Shares on the Closing Date, the relevant taxes, costs and expenses incurred under the Transaction.

Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in the Target Companies. Accordingly, the Target Companies will cease to be subsidiaries of Kunlun Energy, and will no longer be consolidated into the financial statements of the Group.

VIII. USE OF PROCEEDS FROM THE TRANSACTION

Kunlun Energy expects to receive cash of approximately RMB37 billion from the Transaction, which is calculated based on the base consideration of the Transaction, being the appraised value of the Target Shares as at 31 December 2019 in the amount of approximately RMB40,886 million, after deducting the dividend distributed for the year of 2019 to Kunlun Energy from the Target Companies during the Transition Period of approximately RMB2,679 million, the expected tax payables of approximately RMB1,192 million and other costs and expenses relating to the Transaction of approximately RMB18 million. Kunlun Energy expects to apply such amount for the following purposes: (1) approximately 50% of the net proceeds will be used for the dividend distribution to the shareholders of Kunlun Energy with reference to the Kunlun Energy Group’s results in operations, capital expenditures and cash flows in 2020 and the dividend distribution plan of which is subject to the approval of the board of directors of Kunlun Energy; (2) approximately 40% of the net proceeds will be used for developing the natural gas end-user sales business of Kunlun Energy, which will further strengthen the Kunlun Energy’s natural gas end-user business; and (3) approximately 10% of the net proceeds will be used for the repayment of existing debts and the general operations of Kunlun Energy Group in order to improve its balance sheet structure and replenish the general working capital of Kunlun Energy Group.

IX. INFORMATION ON PARTIES

The Company

The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

Information on Kunlun Energy Group

Kunlun Energy is an investment holding company. The principal activities of its subsidiaries, associates and joint ventures are the sales of natural gas, LNG processing, LNG terminal and transmission of natural gas in the PRC, and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.

Information on PipeChina

PipeChina is a company with limited liability which was established in the PRC on 6 December 2019 under the PRC Company Law. PipeChina is principally engaged in pipeline transmission, storage service, equipment imports, technology imports and exports, science and technology research, informatisation research and application, technology consultation, technology service, technology transfer and technology promotion (with respect to the items subject to approval in accordance with laws, any business activity shall be carried out in accordance with the scope as approved by relevant authorities).

As at the date of this announcement, the registered capital of PipeChina is RMB500 billion and the shareholding structure of PipeChina is as follows:

Shareholders	Shareholding percentage (%)
The Company	29.90
China Chengtong Holdings Group Ltd.	12.87
China Reform Holdings Corporation Ltd.	12.87
National Council for Social Security Fund	10.00
China Petroleum & Chemical Corporation	9.42
China Insurance Investment Fund Co., Ltd.	9.00
Sinopec Natural Gas Limited Company	4.58
State-owned Assets Supervision and Administration Commission of the State Council	4.46
CNOOC Gas & Power Group Limited	2.90
CIC International Co., Ltd.	2.00
Silk Road Fund Co., Ltd.	2.00

Total	100.00

According to the information provided by PipeChina, the financial information of PipeChina as at the dates indicated / for the periods indicated is set out below:

As at 31 December 2019 / For the year ended 31 December 2019 RMB
Total assets	990,249,770.26
Net assets	978,933,870.26
Operating income	0
Net Profit	(21,066,129.74)

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the date of this announcement, PipeChina is an associated company of the Company.

X. LISTING RULES IMPLICATIONS

As the highest of the applicable percentage ratio under the Listing Rules in respect of the Previous Disposal is more than 25% but less than 75%, such transactions constitute a major transaction of the Company. The Company has complied with the major transaction requirements under the Listing Rules in respect of the Previous Disposal.

As the Previous Disposal and the Transaction were entered into between the Group and PipeChina within a 12-month period, pursuant to Rule 14.22 of the Listing Rules, these transactions shall be aggregated. As the highest of the applicable percentage ratios under the Listing Rules for the aggregated transaction amounts in respect of the Previous Disposal and the Transaction is more than 25% but less than 75%, such transactions do not constitute a very substantial disposal of the Company and therefore the Company is not required to reclassify the Transaction by aggregating it with the Previous Disposal.

As the highest applicable percentage ratios in respect of the Transaction is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company and is accordingly subject to the reporting and announcement requirements but exempt from the Shareholders’ approval under Chapter 14 of the Listing Rules.

Two directors of PipeChina, despatched by the Company, currently serve as the Director and senior management of the Company, respectively, and one of them has served as the senior management of CNPC, the Company’s controlling Shareholder. According to the Shanghai Stock Exchange Listing Rules, PipeChina is a related legal person of the Company. As a result, the Transaction constitutes a related party transaction of the Company under the Shanghai Stock Exchange Listing Rules. Besides, as Mr. Huang Yongzhang is a related Director as defined under the Shanghai Stock Exchange Listing Rules, he is required to abstain from voting. None of the other Directors is required to abstain from voting. The Transaction does not constitute a material asset reorganization of the Company.

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as disclosed above. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the shares, ADSs or other securities of the Company.

XI. DEFINITIONS

In this announcement, unless otherwise defined or the context otherwise requires, the following terms shall have the meanings set out below:

“ADSs”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 100 H shares of the Company

“Asset Valuation Report(s)”	the asset valuation report(s) dated 26 October 2020 prepared by the Valuer in respect of Beijing Pipeline and Dalian LNG

“associates”	has the meaning ascribed to it under the Listing Rules

“Beijing Pipeline”	PetroChina Beijing Gas Pipeline Co., Ltd. (中石油北京天然氣管道有限公司)

“Board”	the board of directors of the Company

“Business Day(s)”	the statutory working days other than Saturday, Sunday and statutory holidays in the PRC

“Closing”	the completion of the transaction(s) under the Equity Transfer Agreement according to the terms of such agreement

“Closing Audit”	within 60 days after the Closing Date, Kunlun Energy and PipeChina shall jointly engage an accounting firm which is approved by both parties and possesses qualifications for securities and futures businesses to complete the audit and issue an audit report on the Target Companies, in order to ascertain the profit and loss in respect of the Target Shares during the Transition Period and the subsequent adjustment items

“Closing Date”	31 March 2021 or such closing date as otherwise agreed between the Kunlun Energy and PipeChina

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有限公司), a state-owned enterprise incorporated under the laws of China and a controlling Shareholder

“Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A shares of which are listed on the Shanghai Stock Exchange

“Dalian LNG”	PetroChina Dalian LNG Co., Ltd. (中石油大連液化天然氣有限公司)

“Director(s)”	the director(s) of the Company

“Equity Transfer Agreement”	the equity transfer agreement entered into between Kunlun Energy and PipeChina on 22 December 2020 in relation to the Transaction

“Financial Adviser”	China Securities (International) Corporate Finance Company Limited

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Kunlun Energy”	Kunlun Energy Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

“Kunlun Energy Group”	Kunlun Energy and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PipeChina”	China Oil & Gas Pipeline Network Corporation (國家石油天然氣管網集團有限公司), a limited liability company established in the PRC on 6 December 2019 under the PRC Company Law

“PRC” or “China”	the People’s Republic of China (for the purposes of this announcement only, excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan)

“Previous Disposal”	the disposal of certain pipeline business and assets by the Group to PipeChina as disclosed in (i) the announcements of the Company dated 23 July 2020, 28 September 2020 and 30 September 2020, and (ii) the circular of the Company dated 12 August 2020

“Reporting Accountants”	KPMG

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	The Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shanghai Stock Exchange Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	holder(s) of shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“Target Shares”	the 60% equity interest in Beijing Pipeline and 75% equity interest in Dalian LNG held Kunlun Energy

“Target Companies”	Beijing Pipeline and Dalian LNG

“Transaction”	the acquisition by PipeChina of the Target Shares held by Kunlun Energy in cash in accordance with the terms and conditions under the Equity Transfer Agreement

“Transition Period”	the period from the Valuation Reference Date (exclusive) to the Closing Date (inclusive) or the period as otherwise agreed between Kunlun Energy and PipeChina

“Valuation Reference Date”	31 December 2019

“Valuer”	China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司)

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

22 December 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

Appendix I-A Letter of comfort issued by the Reporting Accountants regarding the profit forecast

The following is the text of a report received from the Company’s reporting accountants, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE VALUATION OF 100% EQUITY INTEREST IN PETROCHINA BEIJING GAS PIPELINE CO., LTD (中石油北京天然氣管道有限公司)

TO THE BOARD OF DIRECTORS OF PETROCHINA COMPANY LIMITED

We refer to the discounted future cash flows on which the valuation (“the Valuation”) dated 26 October 2020 prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) in respect of the appraisal of the market value of 100% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd (中石油北京天然氣管道有限公司) (“Beijing Pipeline”) as at 31 December 2019 is based. The Valuation is prepared based on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of PetroChina Company Limited (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms That Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of Opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of Beijing Pipeline or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Further, since the discounted future cash flows relate to the future, actual results are likely to be different from the discounted future cash flows because events and circumstances frequently do not occur as expected, and the differences may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 December 2020

Appendix I-B Letter of comfort issued by the Reporting Accountants regarding the profit forecast

The following is the text of a report received from the Company’s reporting accountants, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE VALUATION OF 100% EQUITY INTEREST IN PETROCHINA DALIAN LNG CO., LTD (中石油大連液化天然氣有限公司)

TO THE BOARD OF DIRECTORS OF PETROCHINA COMPANY LIMITED

We refer to the discounted future cash flows on which the valuation (“the Valuation”) dated 26 October 2020 prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) in respect of the appraisal of the market value of 100% equity interest in PetroChina Dalian LNG Co., Ltd (中石油大連液化天然氣有限公司) (“Dalian LNG”) as at 31 December 2019 is based. The Valuation is prepared based on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of PetroChina Company Limited (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms That Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of Opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of Dalian LNG or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Further, since the discounted future cash flows relate to the future, actual results are likely to be different from the discounted future cash flows because events and circumstances frequently do not occur as expected, and the differences may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 December 2020

Appendix II Financial Adviser Letter

The Directors

PetroChina Company Limited

9 Dongzhimen North Street

Dongcheng District

Beijing, P.R. China 100007

22 December 2020

Ladies and Gentlemen:

We refer to the announcement of PetroChina Company Limited (the “Company”) dated 22 December 2020 (the “Announcement”) in connection with the proposed disposal of 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd. and 75% equity interest in PetroChina Dalian LNG Co., Ltd (the “Target Companies”) by Kunlun Energy Company Limited to China Oil & Gas Pipeline Network Corporation (the “Transactions”) in exchange for cash consideration.

The Announcement refers to the valuation of the Target Companies by China United Assets Appraisal Group Co., Ltd. (the “Valuer”) which are contained in the asset appraisal reports dated 26 October 2020 (the “Asset Valuation Reports”) prepared by the Valuer for the purpose of the Transactions. We understand that the Asset Valuation Reports and certain other documents relevant to the Transactions have been provided to you as directors of the Company (the “Directors”) in connection with your consideration of the Transactions. We understand that the Valuer has applied income approach, known as the discounted cash flow method, against certain long-term equity investments (the “DCF Assets”) to implement the valuation. The valuation on the discounted cash flow is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

We have reviewed the profit forecast included in the Asset Valuation Reports upon which the valuation of the DCF Assets has been made. We have attended discussions with the Directors, the management of the Company and the Valuer regarding the bases and assumptions upon which the profit forecast regarding the DCF Assets in the Asset Valuation Reports has been made. In these discussions, the participants also discussed the historical performance of the DCF Assets and other information considered relevant by the Valuer and the Company to the profit forecast. We have also reviewed the reports to the Directors from KPMG, dated 22 December 2020, as set forth in Appendix IA and IB to the Announcement regarding the calculations of discounted future cash flows.

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Valuer, for which the Valuer and the Company are responsible, we are satisfied that the profit forecast disclosed in the Announcement, have been made after due and careful enquiry by you. The Directors are responsible for such profit forecast, including the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Asset Valuation Reports. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Asset Valuation Reports and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances. For the avoidance of doubt, this letter does not constitute an independent valuation or fairness opinion and is expressly limited to the matters described herein.

The work undertaken by us has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Listing Rules and for no other purpose. We have not independently verified the assumptions or computations leading to the valuation of DCF Assets. We have had no role or involvement and have not provided and will not provide any assessment of the value on the DCF Assets to the Company. We have assumed that all information, materials and representations provided to us by the Company and the Valuer, including all information, materials, and representations referred to or contained in the Announcement, were true, accurate, complete and not misleading at the time they were supplied or made, and remained so up to the date of the Announcement and that no material fact or information has been omitted from the information and materials supplied. No representation or warranty, whether express or implied, is made by us on the accuracy, truth or completeness of such information, materials or representations. Accordingly, we accept no responsibility, whether expressly or implicitly, on the valuation of DCF Assets as set out in the Asset Valuation Reports.

Yours faithfully,

For and on behalf of

China Securities (International) Corporate Finance Company Limited

George Yen

Executive Director